

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

August 6, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (305) 446-4448

Robert Escobio
Chief Executive Officer
Southern Trust Securities Holding Corp.
145 Almeria Ave.
Coral Gables, Florida 33134

> **Re: Southern Trust Securities Holding Corp.**
> **Amendment No. 2 to Registration Statement on Form 10-SB**
> **Filed July 19, 2007**
> **File No. 000-52618**

Dear Mr. Escobio:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18
Results of Operations—Three Months Ended March 31, 2007 . . ., page 20
Expenses, page 20

1. We note your response to comment 4 of our letter dated July 12, 2007, as well as the statement on page 23 that "[c]omission and clearing fees accounted for 60% and 70%, respectively, of the compensable revenues earned during the three months ended 2007 and 2006, respectively, while you later refer to an "increase in commissions and clearing fees as a percentage of compensable revenue" for this time period. Please revise to clarify your disclosure.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Lisa Haynes, Senior Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Kathleen Brown (*via facsimile* 703/852-2716)
        Law Office of Kathleen Brown, P.C.
        4531 N. 11th Street
        Arlington, Virginia 22201